Crowns & Hops, Inc



ANNUAL REPORT

309 E Hillcrest Blvd, #121

Inglewood, CA 90301

(310) 897-9020

https://crownsandhops.com/

This Annual Report is dated April 30, 2025.

BUSINESS

The Company's Business:

Over the past six years, Crowns & Hops Brewing Co. founders Teo Hunter & Beny Ashburn have become leaders and a voice in the craft beer industry promoting diversity & racial equity. Their mission is to ensure that Black & Brown culture is seen and respected in the craft beer industry. Hunter & Ashburn disrupted the status quo of the craft beer industry and built a brand that is bigger than beer. Through curated events, content and premium products, Crowns & Hops Brewing Co. is one of the first craft beer brands that bridges communities of color, dope culture and craft beer.

Crowns & Hops Brewing Co. makes it a point to remind people of color that they are deserving of the very best products and experiences in life and that we must always show up as our authentic selves. Their motto "OWN YOUR CROWN" is meant to encourage excellence, cultural ownership, and authentic representation of self.

Business Model:

PRODUCT VELOCITY: Within a year, C&H beer is being sold in 29 of the 58 counties in California.

RETAILERS: Beer sold in over 800+ retailers to include Whole Foods Market, SoFi Stadium (New Rams & Chargers Stadium, Inglewood, CA), Total Wines & More

PRODUCTS: Brewing (4-5) beers a month with (2) contract facilities - 1,000 + cases per month resulting in over 18,000+ cases sold to date

DISTRIBUTION: Beer is distributed in (5) states - California, Nevada, Oregon, Georgia & New York

LICENSE: Type 23 license which allows for the direct to consumer sales, online sales and the immediate duplication of the license for the purpose of building an independent production brewery and subsequent taprooms

Manufacturing (Contract Brewing):

(2) Production Facilities: Recipe development & final packaging

Henhouse, Santa Rosa, CA

Three Weavers, Inglewood, CA

Distribution:

GROWING SALES CHANNELS

Henhouse Distribution: NorCal

Stone Distribution: SoCal

Day One Distro: Portland, OR

Vin Sauvage: Las Vegas, NV

TapRm: New York

Liberator: Georgia

800+ Retail accounts

We also have the ability to self distribute - Direct to Consumer & Online Sales for shipping in California

Marketing:

A PRE-BUILT CONSUMER BASE

Major social media presence 35k Followers

Strategic partnerships with culturally significant brands & organizations resulting in a major driver for sell-through of products and merchandise

CORPORATE STRUCTURE:

Crowns & Hops, Inc. was formed as a Delaware corporation in January of 2018. The company is majority-owned and run by Teo Hunter and Beny Ashburn.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $200,000.00
Number of Securities Sold: 120,000
Use of proceeds: Startup costs, general expenses, building the brand, brewing and distributing beer
Date: January 25, 2019
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $475,000.00
Number of Securities Sold: 285,000
Use of proceeds: G&A, beer production, marketing, production facility
Date: July 14, 2021
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Crowns & Hops Operating Results and Significant Transactions (2022–2023)
Operating Results
The following table presents the operating results for Crowns & Hops Inc. for 2022 and 2023, focusing on key categories: Revenue, Costs of Sales (COGS), Gross Margin, and Expenses. All figures are derived from the Profit and Loss statements for 2022 and 2023
2022:
Revenue: $777,868.74
Costs of Sales:$710,769.99
Gross Margin: $67,098.75
Expenses: $1,063,348.88

2023:
Revenue: $694,759.01
Costs of Sales: $446,185.19
Gross Margin: $248,573.82
Expenses: $537,930.44

Observations:
* Revenue decreased by 10.7% from $777,868.74 in 2022 to $694,759.01 in 2023, driven by lower Beer Distribution Sales ($727,612.35 to $640,487.57).

*COGS decreased by 37.2% from $710,769.99 to $446,185.19, primarily due to reduced Contract Brew Beer costs ($376,241.35 to $40,825.48).

*Gross Margin improved significantly from $67,098.75 (8.6% of Revenue) to $248,573.82 (35.8% of Revenue), reflecting better cost management.

*Expenses decreased by 49.4% from $1,063,348.88 to $537,930.44, with notable reductions in Occupancy & Building Expenses ($337,097.49 to $58,374.61) and Legal & Professional Services ($140,140.10 to $60,510.76).

Significant Transactions (2023)
The following transactions, occurring since January 1, 2023, exceed 5% of the aggregate amount of capital raised ($2,324,382.69), calculated as $116,219.13. The aggregate capital raised is based on the 2023 Balance Sheet's Common Stock value, reflecting cumulative equity contributions.

Common Stock Issuance (Kevin Johnson)
Amount: $250,000.00
Description: In 2023, Crowns & Hops issued $250,000.00 in Common Stock to Kevin Johnson, as recorded in the 2023 Statement of Cash Flows (Page 1, Financing Activities) and 2023 Balance Sheet (Page 4, Common Stock: Kevin Johnson Common Stock). This capital raise likely supported operational expenses or brewery expansion, contributing to the company's equity base.
Impact: Represents a significant inflow of funds, increasing the company's equity and financial flexibility.

Payroll Expenses
Amount: $224,351.50
Description: Payroll Expenses in 2023 totaled $224,351.50, including Officer Salary ($112,818.18), Wages ($95,991.80), and Payroll Taxes ($15,541.52), as reported in the 2023 P&L (Page 4). This significant operational expenditure reflects compensation for staff and officers, critical to maintaining brewery operations and management.

Impact: A major cash outflow, impacting liquidity but essential for operational continuity.
Packaged Cases (COGS)
Amount: $180,791.28
Description: The cost of Packaged Cases, part of Wholesale - COGS, totaled $180,791.28 in 2023, as reported in the 2023 P&L (Page 2). This expenditure represents the cost of producing packaged beer for wholesale distribution, a core component of the company's revenue stream.
Impact: A significant investment in inventory, supporting sales but contributing to COGS and affecting gross margin.

Notes on Significant Transactions

Capital Raised: Aggregate capital raised is estimated at $2,324,382.69, based on the 2023 Balance Sheet's Common Stock value (Page 4), which includes prior Reg CF Shareholders and new contributions. The 5% threshold is $116,219.13.

Transaction Sources:
Common Stock issuance is from the 2023 Statement of Cash Flows (Page 1) and Balance Sheet (Page 4).
Payroll Expenses and Packaged Cases are from the 2023 P&L (Pages 4 and 2, respectively).

Exclusions: No investing activities (e.g., Leasehold Improvements, -$49,443.82 total) or other expense categories (e.g., Occupancy & Building Expenses, $58,374.61) exceed $116,219.13 individually. No "currently proposed transactions" are mentioned in the documents.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $9,415.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The following details the company's debt obligations as of December 31, 2023, based on the provided 2022 and 2023 financial documents. The format reflects updates to the original debt information, with changes and additions noted.

Creditor: SBA EIDL Loan
Amount Owed: $132,700.00
Interest Rate: 3.75%
Maturity Date: July 01, 2050
In July 2020, the Company received a loan for $132,700.00 under the Economic Injury Disaster Loan ("EIDL") program through the Small Business Administration. The loan has an interest rate of 3.75% and matures in July 2050. The loan is not forgivable and remains a long-term liability as of December 31, 2023.

Creditor: Accounts Payable As of 12/31/2023
Amount Owed: $136,156.48
Interest Rate: 0.0%
Accounts Payable represents trade payables owed to suppliers as of December 31, 2023, with no interest accrued. The amount is based on adjustments reported in the 2023 Statement of Cash Flows, reflecting outstanding obligations for goods and services.

Creditor: Credit Cards
Amount Owed: $38,193.12
Interest Rate: 0.0%
Maturity Date: N/A (Due on Demand)
As of December 31, 2023, the Company has outstanding credit card balances totaling $38,193.12, including various accounts (e.g., Crowns Credit Card, Benys debit/CC). No specific interest rate is reported, and balances are assumed to be due on demand.

Creditor: Short Term Loan
Amount Owed: $21,000.00
Interest Rate: 0.0%
Maturity Date: December 31, 2024
In 2023, the Company incurred a short-term loan of $21,000.00, classified as a current liability. No interest rate or specific maturity date is provided, but it is assumed to mature within one year (by December 31, 2024), based on its classification.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Benyvette Robinson

Benyvette Robinson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: January, 2018 - Present
Responsibilities: The Chief Executive Officer (CEO) is responsible for performing duties as the highest-ranking executive within the corporation to guide company practices and procedures. Her duties include overseeing company operations, communicating between board members and other company executives and making important decisions that impact the company's brand identity and financial health. Benyvette Robinson as a CEO has an annual salary of $60k and has received 455 Class A Common Stock shares and 1,364,545 Class B Common Stock shares.

Position: Director
Dates of Service: January, 2019 - Present
Responsibilities: Member of Board of Directors

Other business experience in the past three years:

Employer: Muse
Title: FREELANCE EXPERIENTIAL DIRECTOR
Dates of Service: July, 2019 - September, 2020
Responsibilities: Experiential Director & Creative Director, LA County 2020 Census, Los Angeles, CA: Manage all client relations with the LA County Census; Lead and develop strategy for all experiential marketing initiatives specific to events and consumer engagements; Lead partnership initiatives; Develop creative seed ideas for experiences based on marketing strategy, messaging and program objectives; Assist in concept design and creative direction for brand art campaign; Lead integration amongst the various marketing, advertising and PR partners to ensure consistency, Oversee all event planning estimates for project scope, schedule and resource requirement; Manage creative partner vendors; Collaborate with creative, content and technical teams to deliver the highest quality experiences. ● Account Manager, HONDA Battle of the Bands 2020, Atlanta GA: Manage all client relations; Creative development (website & live event), development of presentations, marketing materials and activation details; Lead on-site manager overseeing all brand creative & execution.

Other business experience in the past three years:

Employer: A-OK Collective
Title: Sr. Account Director
Dates of Service: February, 2017 - August, 2018
Responsibilities: Experiential Director & Creative Director, LA County 2020 Census, Los Angeles, CA: Manage all client relations with the LA County Census; Lead and develop strategy for all experiential marketing initiatives specific to events and consumer engagements; Lead partnership initiatives; Develop creative seed ideas for experiences based on marketing strategy, messaging and program Brand Strategist and account director for PUMA, Warner Brothers Pictures, Universal, Disney/Marvel and Frankies Bikini. Lead the execution of branded entertainment projects, including video, VR and experiential marketing campaigns through development of brand strategy, partnerships, influencer engagement, proposals, presentations, promotional ideas, marketing materials and activation details. event), development of presentations, marketing materials and activation details; Lead on-site manager overseeing all brand creative & execution.

Other business experience in the past three years:

Employer: Dope & Dank
Title: CMO
Dates of Service: November, 2015 - January, 2019
Responsibilities: Lead the Marketing, Public Relations and Event Planning in the development and execution of marketing initiatives, communications, events, and campaigns that elevate the Company brand. Develop a comprehensive marketing strategy and execute a sophisticated marketing plan, while effectively managing brand and reputational risk, to ensure the internal and external brand is optimally aligned with the organization's strategic objectives. Ensure the brand has a coherent and consistent branding strategy while recognizing and addressing the needs of specific business units and understanding the audiences of those business units

Name: Teo Hunter

Teo Hunter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO & Head of Beer Operations
Dates of Service: December, 2018 - Present
Responsibilities: As COO & Head of Brewing Operations for Crowns & Hops Brewing Co., Teo Hunter is a craft beer connoisseur, recipe designer, brand community manager and activist for racial equity in the craft beer industry. Howard University Alumni, Teo's refined palate and experience in the cellar allows for him to lead beer production,

beer distribution, global brand partnerships and operations. Teo Hunter as a COO & Head Of Beer Operations has an annual salary of $60k and has received 455 Class A Common Stock shares and 1,364,545 Class B Common Stock shares.

Position: Director
Dates of Service: January, 2019 - Present
Responsibilities: Member of Board of Director

Other business experience in the past three years:

Employer: Candescent
Title: Trade Marketing Manager
Dates of Service: December, 2017 - November, 2019
Responsibilities: Lead director for In Store Display, Packaging, Product Dev, Structural Engineering for all products

Other business experience in the past three years:

Employer: The 4THMVT
Title: Consultant to Supply Chain Manager/ Senior Purchaser / Packaging Specialist
Dates of Service: September, 2019 - February, 2020
Responsibilities: Identifying and vetting of all companies and producers for retail products and services. Purchaser of retail products and displays for products Manager of structural and visual design of in-house packaging

Other business experience in the past three years:

Employer: Canndescent
Title: Supply Chain Manager/ Senior Purchaser/ Packaging Specialist
Dates of Service: February, 2018 - January, 2019
Responsibilities: Purchaser of retail products and displays for products Manager of structural and visual design of in-house packaging Product development for expansion of existing and future retail footprint

Other business experience in the past three years:

Employer: Splash Worldwide
Title: Business Development / Packaging Specialist
Dates of Service: February, 2016 - August, 2017
Responsibilities: Prepress specialist Commercial printing specialist Packaging and structural design manager New business account manager

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Crowns & Hops Principal Securities Holders as of December 21, 2023 (Pre-New Round)

The following details the principal securities holders of Crowns & Hops Inc. based on the corrected capitalization table dated December 21, 2023 (Starting Cap Table, pre-new round). The information updates the provided entries for Teo Hunter and Beny Ashburn, correcting share percentages and the stockholder name (Beny Ashburn instead of Benyvette Robinson).

Title of class: Class A Common Stock
Stockholder Name: Teo Hunter
Amount and nature of Beneficial ownership: 455
Percent of class: 47.3958

Title of class: Class B Common Stock
Stockholder Name: Teo Hunter
Amount and nature of Beneficial ownership: 1,364,545
Percent of class: 34.3566

Title of class: Class A Common Stock
Stockholder Name: Beny Ashburn
Amount and nature of Beneficial ownership: 455
Percent of class: 47.3958

Title of class: Class B Common Stock
Stockholder Name: Beny Ashburn
Amount and nature of Beneficial ownership: 1,364,545

Percent of class: 34.3566

Notes

Source: Corrected capitalization table (filename: "Crowns & Hops Cap Table and Calculator 12-21-23 .xlsx - Starting Cap Table.pdf"), Starting Cap Table (pre-new round) dated 12-21-23.

Changes:

Stockholder Name: Changed "Benyvette Robinson" to Beny Ashburn, as the cap table lists Beny Ashburn with identical share counts (455 Class A, 1,364,545 Class B). Assumed to be a typo or alternate name, consistent with prior documents (e.g., 2023 Balance Sheet).

Class A Common Stock Percent: Updated from 45.5% to 47.3958% for both Teo Hunter and Beny Ashburn, calculated as 455 / 960 shares (total Class A shares). The cap table lists 47.4% (rounded).

Class B Common Stock Percent: Updated from 45.5% to 34.3566% for both Teo Hunter and Beny Ashburn, calculated as 1,364,545 / 3,971,716 shares (total Class B shares). The cap table lists 34.4% (rounded).

Cap Table Details:

Total shares: 3,972,676 (960 Class A Common, 3,971,716 Class B Common, 0 Class A Preferred).

No Class A Preferred Stock exists in the pre-new round table, so no entries are included for this class.

Assumptions: Beny Ashburn is assumed to be the correct name for Benyvette Robinson based on the cap table and prior financial documents. Beneficial ownership is assumed to be direct, as no trusts or proxies are mentioned.

Limitations: The cap table does not specify the nature of beneficial ownership (e.g., direct or indirect). The pre-new round table reflects the share structure before the proposed $6M raise, which may alter ownership if completed.

RELATED PARTY TRANSACTIONS

Crowns & Hops Related Party Transactions as of December 31, 2023

The following details the related party transactions involving Crowns & Hops Inc. based on the provided 2022 and 2023 financial documents and capitalization table. The information updates the original entry for Beny Ashburn and Teo Hunter, correcting the stockholder name (Beny Ashburn instead of Benyvette Robinson) and adding a new transaction for a loan to Beny Ashburn.

Name of Entity: Beny Ashburn & Teo Hunter
Relationship to Company: Officer and Shareholder
Nature / amount of interest in the transaction: The Company pays officer salaries to the founders, who are also significant shareholders.

Material Terms: During the year ended December 31, 2023, total officer salary payments to founders were $112,818.18, assumed to be split equally between Beny Ashburn and Teo Hunter (approximately $56,409.09 each). No officer salary or contractor payments were reported for the year ended December 31, 2022. Historical contractor payments to founders were $15,000 in 2020 and $100,822 in 2019.

Name of Entity: Beny Ashburn
Relationship to Company: Officer and Shareholder
Nature / amount of interest in the transaction: The Company made a loan to Beny Ashburn, recorded as a receivable.

Material Terms: As of December 31, 2023, the Company had a loan receivable from Beny Ashburn amounting to $22,500.00. No interest rate or repayment terms are specified in the financial documents. No similar loan was reported in 2022.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 1,000 with a total of 1,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Drag Along Rights per the Class A Common Stock in Section 7.9 of our Bylaws.

* Please refer to the Company's Bylaws attached as Exhibit F for other material rights.

Class B Common Stock

The amount of security authorized is 4,999,000 with a total of 3,284,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Class B Common Stock is subject to a 30-day Right of First Refusal which is held by the Company, per Section 7.8 of the Bylaws.

* Please refer to the Company's Bylaws attached as Exhibit F for other material rights.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company Faces Substantial Competition The market for beer, and particularly craft beer, within the United States is highly competitive due to the increasing number of domestic and international beverage companies with similar pricing and target drinkers, gains in market share achieved by domestic specialty beers and imported beers, the acquisition of craft brewers by larger brewers and the introduction and expansion of hard seltzers. Some of the largest competitors have acquired and will continue to acquire craft brewers or introduce new domestic specialty brands and hard seltzers to many markets and expand their efforts behind existing brands. Imported beers also continue to compete aggressively in the United States beer market. The Company anticipates competition among domestic craft brewers will remain strong, as many local craft brewers continue to experience growth. There are more than 8,000 breweries in operation up from approximately 1,500 breweries in 2009. Also, existing breweries are building more capacity, adding additional local tap rooms, expanding geographically and adding more SKUs and styles. The continued growth in the sales of craft-brewed domestic beers, imported beers and hard seltzers is expected to increase the competition in the market for beer within the United States and, as a result, prices and market share of the Company's products may fluctuate and possibly decline. The Company's products also compete generally with other alcoholic beverages. The Company competes with other beer and beverage companies not only for drinker acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by the Company's distributors and their customers, all of which also distribute and sell other beers and alcoholic beverage products. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to retailers or distributors may have a material adverse effect on the Company's business and financial results, as well as your investment. Finally, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Due to the increased leverage that these combined operations will have in distribution and sales and marketing expenses, the costs to the Company of competing could increase. The potential also exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. The continuing consolidation could also reduce the contract brewing capacity that is available to the Company. These potential increases in the number and availability of competing brands, the costs to compete, reductions in contract brewing capacity and decreases in distribution support and opportunities may have a material adverse effect on the Company's business and financial results, as well as your investment. The Market For Beer and Craft Beer Was Slowing Prior To The Pandemic According to the Brewers Association, in 2019, beer sales overall were down 1.9% in 2019 from the prior year, and growth of U.S. beer and craft beer sales had slowed compared to prior years. A Disruption In Brewing Activities Could Have A Material Adverse Effect A prolonged disruption to brewing activities (e.g., due to fire, industrial action, health concerns or any other cause) at the Company's brewing site or those of its contract brewers could have a material adverse effect on the Company's ability to brew its products. This could have a material adverse effect on the Company's financial results and on your investment. The Company's Brewery, Planned Restaurants and Bars, and Contract Brewers Could Have Licensing, Legal or Regulatory Problems Some or all of the Company's breweries, planned restaurants and bars, and contract brewers could lose their licenses to sell alcoholic beverages or have their hours of operation curtailed as a result of hearings of the licensing boards in jurisdictions where they are located or as a result of any changes in legislation governing licensed premises in the various jurisdictions in which they are located or may be located, with a material adverse effect on the Company's financial results and on your investment. The Cost of Establishing and Operating A Brewery and Planned Restaurants and Bars May Be Higher Than Expected The costs of establishing and operating a brewery and the planned restaurants and bars may be higher than expected. Costs may be greater in some locations and may increase as a result of economic or other factors beyond the Company's control, with a resulting material adverse effect on the Company's financial results and on your investment. Volatility of Agricultural Commodities The Company uses agricultural commodities in the manufacturing of its beer. Commodity markets are volatile and unexpected changes in commodity prices can reduce the Company's profit margin and make budgeting difficult. Many factors can affect commodity prices, including but not limited to political and regulatory changes, weather, seasonal variations, technology and market conditions. Some of the commodities used by the Company are key ingredients in its beer and may not be easily substituted. In particular, the Company uses large quantities of hops and may be reliant on a single supply contract, or only a small number of suppliers, for this ingredient. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment. Regulatory and Legal Hurdles The operation of a brewery, wholesale and retail distribution of beer, and operation of restaurants and bars will each be subject to obtaining a liquor license or other licensure in the states in which such operations take place. An unanticipated delay or unexpected costs in obtaining or renewing such licenses, or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the Company's business plan and financial results and on your investment. Government and Other Campaigns and Laws Could Reduce Demand Government-sponsored campaigns and campaigns by other third parties against excessive drinking, licensing reforms relating to the sale of alcoholic beverages and changes in drunk driving laws and other laws may reduce demand for the Company's products and any change in the brewing legislation and other legislation could have an impact upon present and future products which the Company may produce, which could have a material adverse effect on the Company's financial results and on your investment. The Company's Advertising and Promotional Investments May Affect the Company's Financial Results The Company expects to continue to incur significant advertising, marketing and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations and may not result in increased sales. Variations in the levels of advertising, marketing and promotional expenditures are expected to cause variability in the Company's results of operations. While the Company will attempt to invest only in effective advertising, marketing and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing short term or long term sales. Changes in Public Attitudes and Tastes Could Harm the Company's Business and Regulatory Changes in Response to Public Attitudes and Tastes Could Adversely Affect the Company's Business. The alcoholic beverage industry has been the subject of considerable societal and political attention for several years, due to public concern over alcohol-related social problems, including driving under the influence, underage drinking and health consequences from the misuse of alcohol, including alcoholism. As an outgrowth of these concerns, the possibility exists that advertising by beer producers could be restricted, that additional cautionary labeling or packaging requirements might be imposed, that further restrictions on the sale of alcohol might be imposed or that there may be renewed efforts to impose increased excise or other taxes on beer sold in the United States. Some sectors of the domestic beer industry have experienced a decline in shipments over the last ten years. Many believe that this decline is due to declining alcohol consumption per person in the population, drinkers trading up to drink high quality, more flavorful beers, health and wellness trends and increased competition from wine and spirits and even cannabis companies. If consumption of the Company's products in general were to come into disfavor among domestic drinkers, or if the domestic beer industry were subjected to significant additional societal pressure or governmental regulations, the Company's business could be materially adversely affected. Certain states are considering or have passed laws and regulations that allow the sale and distribution of marijuana. Currently it is not possible to predict the impact of this on sales of alcohol, but it is possible that legal marijuana usage could adversely impact the demand for the Company's products. The Company Will Be Dependent on Its Distributors The Company expects to sell most of its alcoholic beverages to independent beer distributors for distribution to retailers and, ultimately, to drinkers. Although the Company expects to develop arrangements with distributors, growth will require it to maintain such relationships and enter into agreements with additional distributors. Changes in control or ownership within the distribution network could lead to less support of the Company's products. Contributing to distribution risk is the fact that the Company's distribution agreements will likely be terminable by the distributors on relatively short notice. While these distribution agreements will likely contain provisions giving the Company enforcement and termination rights, some state laws will likely prohibit the Company from exercising these contractual rights. The Company's ability to obtain and then maintain its distribution arrangements may be adversely affected by the fact that many of its distributors will be reliant on one of the major beer producers for a large percentage of their revenue and, therefore, they may be influenced by such producers. If the Company's distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution. No assurance can be given that the Company will be able to develop a distribution network or secure distributors on terms favorable to the Company. Reliance on Company-Owned Production Facilities, Reduced Availability of Breweries Owned by Others, and Inability to Leverage Investment in the Company-Owned Breweries Could Have A Material Adverse Effect on the Company's Operations or Financial Results. At present, the Company contract brews all of its beer. The Company intends to purchase or build one or more breweries, and to reduce reliance on contract brewing. Reliance on its own breweries may expose the Company to capacity constraints and risk of disruption of supply, as these breweries are operating at or close to current capacity in peak months. Severe interruptions would be problematic, particularly during peak seasons. In addition, if interruptions were to occur, the Company might not be able to maintain its current economics and could face significant delays in starting replacement brewing locations. Potential interruptions at breweries include labor issues, governmental action, quality issues, contractual disputes, machinery failures, operational shut downs or natural or unavoidable catastrophes. The Company has, to date, struggled with product shortages. The Company plans to address this through its own breweries, but this method may cause additional problems including supply chain struggles under increased volume and increased operational and freight costs. In response to these issues, the Company may need to significantly increase its packaging capabilities and tank capacity and add personnel to address these challenges. There can be no assurance that the Company will effectively manage such increasing complexity without experiencing future planning failures, operating inefficiencies, insufficient employee training, control deficiencies or other issues that could have a material adverse effect on the Company's business and financial results The Company may continue to avail itself of contract brewing at third-party breweries. In selecting third party breweries for brewing services arrangements, the Company intends to carefully weigh a brewery's capability of utilizing traditional brewing, fermenting and finishing methods, its quality control capabilities throughout the production process and automated packaging capability and capacity. To the extent that the Company needs to avail itself of a third-party brewing services arrangement, it exposes itself to higher than planned costs of operating under such contract arrangements than would apply at a Company-owned brewery, potential lower service levels and reliability than internal production, and potential unexpected declines in the brewing capacity available to it, any of which could have a material adverse effect on the Company's business and financial results. The use of such third party facilities also creates higher logistical costs and uncertainty in the ability to deliver product to the Company's customers efficiently and on time. As the beer industry continues to consolidate and the Company grows, the capacity and willingness of breweries owned by others where the Company could brew, ferment or package some of its products, if necessary, may become a more significant concern and, thus, there is no guarantee that the Company's needs will be uniformly met. Should an interruption occur, the Company could experience temporary shortfalls in production and/or increased production and/or distribution costs and be required to make significant capital investments to secure alternative capacity for certain brands and packages, the combination of which could have a material adverse effect on the Company's business and financial results. The Company May Be Dependent on Key Packaging Suppliers And Packaging Costs Could Harm the Company's Financial Results The loss of any of the Company's packaging materials suppliers could, in the short-term, adversely affect the Company's results of operations, cash flows and financial position. Acquisition and consolidation activity in several of the packaging supplier networks which could potentially lead to disruption in supply and changes in economics. If packaging costs continue to increase, there is no guarantee that such costs can be fully passed along through increased prices without affecting the Company's operations. The Company's Operations Are And Will Be Subject to Certain Operating Hazards Which Could Result in Unexpected Costs or Product Recalls That Could Harm the Company's Business. The Company's operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging, or defective packaging and handling. Such occurrences may create bad tasting beer or pose health risk to the consumer or risk to the integrity and safety of the packaging. These could result in unexpected costs to the Company and, in the case of a costly product recall, potentially serious damage to the Company's reputation for product quality, as well as product liability claims. An Increase in Energy Costs Could Harm the Company's Financial Results. Direct and indirect energy costs change unpredictably. Increased energy costs would result in higher transportation, freight and other operating costs, including increases in the cost of ingredients and supplies. The Company's future operating expenses and margins could be dependent on its ability to manage the impact of such cost increases. If energy costs increase, there is no guarantee that such costs can be fully passed along through increased prices without affecting the Company's operations. Changes in Tax, Environmental and Other Regulations, Government Shutdowns or Failure to Comply with Existing Licensing, Trade or Other Regulations Could Have a Material Adverse Effect on the Company's Financial Condition. The Company's business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate, and inquiries from governmental regulators charged with their enforcement. In addition, any delays in federal or state government required approvals caused by federal or state government shutdowns could prevent new brands or innovations from getting to market on time or at all. Failure to comply with existing laws and regulations to which the Company's operations are subject or any revisions to such laws and regulations or the failure to pay taxes or other fees imposed on the Company's operations and results could result in the loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the Company's business, financial condition and results of operations. Changes in federal and other tax rates could have a significant effect on the Company's financial results. The Company's Operating Results and Cash Flow May Be Adversely Affected by Unfavorable Economic, Financial and Societal Market Conditions. Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect the Company's performance and operating results in a variety of ways, including: (a) prices for energy and agricultural products may rise faster than current estimates, including increases resulting from currency fluctuations; (b) the Company's key suppliers may not be able to fund their capital requirements, resulting in disruption in the supplies of the Company's raw and packaging materials; (c) the credit risks of the Company's distributors may increase; (d) the impact of currency fluctuations on amounts owed to the Company by distributors that may pay in foreign currencies; (e) the Company's credit facility, or portion thereof, may become unavailable at a time when needed by the Company to meet critical needs; (f) overall beer consumption may decline; or (g) drinkers of the Company's products may change their purchase preferences and frequency, which might result in sales declines. The Company, The Alcohol, Restaurant and Bar Industry and The U.S. And Global Economies Have Been Substantially Affected by The Coronavirus Pandemic In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. Crowns & Hops, Inc. (the "Company") faces uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business, and the alcohol, restaurant and bar industries in general. The overall and long-term impacts of the outbreak are unknown and evolving. This pandemic has already adversely affected our business and most alcohol-related businesses, as well as most restaurants and bars. At the time of this filing, some restaurants and bars went out of business, are or were shut down or only opened with limited capacity, and this or another pandemic, epidemic or outbreak of an infectious disease in the United States or in another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The effects of such a widespread infectious disease and epidemic has already caused, and may continue to cause or may cause in the future, an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus or of another pandemic are difficult to assess as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm our Company long term. At the time of this filing, many restaurants and bars are shut down or operating in a limited capacity. As this filing is being made, there is uncertainty as to if, or when, this will change. There is also uncertainly as to what long-term restrictions or other effects will occur in the alcohol, restaurant and bar industries. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future. All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the long-term business of the Company and your investment. The Company Has Limited Operating History The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, Shareholders may lose all or a substantial part of their investment. There is no guarantee that it will ever realize any significant operating revenues or that its operations will ever be profitable. As the Company has limited operational history, it is extremely difficult to make accurate predictions and forecasts on our finances. The Company Is Dependent Upon Its Management, Founders, Key Personnel and Consultants to Execute the Business Plan, And Some Of Them Will Have Concurrent Responsibilities At Other Companies The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers, as well as other key personnel and contractors. Some of them may have concurrent responsibilities at other entities. Some of the advisors, consultants and others to whom the Company's ultimate success may be reliant upon have not signed contracts with the Company and may not ever do so. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees and consultants among companies in the applicable industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees and consultants required for the initiation and expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations. Although Dependent Upon Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies On Any Such People At The Time Of This Offering The Company is dependent upon management and on others in order to conduct its operations and execute its business plan, however, the Company has purchased only limited insurance policies (including a disability policy) with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or founders die or become disabled, the Company may not receive sufficient, or any, compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company Is Or Will Be Subject To Income Taxes As Well As Non-Income Based Taxes, Such As Payroll, Sales, Use, Value-Added, Net Worth, Property And Goods And Services Taxes Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made. The Company Is Not Subject To Sarbanes-Oxley Regulations And Lack The Financial Controls And Safeguards Required Of Public Companies The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements. Changes In Laws Or Regulations Could Harm The Company's Performance. Various federal and state laws, including labor laws, govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act. The Company's Bank Accounts Will Not Be Fully Insured And Escrow Accounts In Which Investment Funds Will Be Held Pending Clearing By The Funding Portal May Not Be Insured In Part Or In Full. When you apply to invest in the Company, the funds you tender will in some cases be kept in a escrow account until the next closing after they are received in said account. At each closing, with respect to subscriptions accepted by the Company, funds held in escrow account will be distributed to the Company, and the associated Shares of Class B Common Stock will be issued at that time to the investors that purchased such Shares of Class B Common Stock. These escrow accounts may have federal insurance that is limited to a certain amount of coverage. While the funds you tendered are in one of these escrow accounts, if the bank holding the funds should fail or otherwise terminate operations, the Company may not be able to recover all amounts deposited in these escrow accounts. The Company's Business Plan Is Speculative The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's Class B Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment. The Company Faces Significant Competition in the United States, Canada and Elsewhere The Company will face significant competition in the United States, Canada and elsewhere which could adversely affect your investment. The Company Will Likely Incur Debt The Company will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment. Our Revenue Could Fluctuate From Period To Period, Which Could Have An Adverse Material Impact On Our Business Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this document: • Unanticipated changes to economic terms in contracts with clients, vendors, partners and those with whom the Company does business, including renegotiations; • Downward pressure on fees the Company charges for our services, which would therefore reduce our revenue; • Failure to obtain new clients and customers for our services; • Cancellation or non-renewal of existing contracts with clients and customers; • Changes in state and federal government regulations, international government laws and regulations or the enforcement of those laws and regulations; • General economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which the Company operates. As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance. The Company's Expenses Could Increase Without a Corresponding Increase in Revenues The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution. An Inability to Maintain and Enhance Image Could Affect Your Investment It is important that the Company maintains and enhances its image and the image of its products. The image and reputation of the Company and its products may be impacted for various reasons including, but not limited to, lack of success, bad publicity and others. Such problems, even when unsubstantiated, could be harmful to the Company's image and the reputation of the Company and its products. Any negative publicity and/or litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated could damage the Company's reputation and diminish the value of the Company's brand and its products which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment. Deterioration in the brand equity (brand image, reputation and product quality) of the Company or its products may have a material adverse effect on its financial results as well as your investment. Changes In The Economy Could Have a Detrimental Impact On The Company Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment. The Amount Of Capital The Company Is Attempting To Raise In This Offering May Not Be Enough To Sustain The Company's Current Business Plan In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in this offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute our business plan, our continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment. The Company May Not Be Able To Obtain Adequate Financing To Continue Our Operations The Company may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to, enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing Shareholders and may reduce the price of the Shares of Class B Common Stock. Terms Of Subsequent Financing, If Any, May Adversely Impact Your Investment The Company may have to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the Shares of Class B Common Stock could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results. The Company is permitted to issue preferred stock pursuant to the terms of our Company documents, preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Shares of Class B Common Stock. In addition, if the Company needs to raise more equity capital from the sale of additional stock or notes, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment. Shares of stock or notes which the Company sells could be sold into any market that develops, which could adversely affect the market price. Our Employees, Executive Officers, Directors And Insider Shareholders Beneficially Own Or Control A Substantial Portion Of Our Outstanding Shares Our employees, executive officers, directors and insider shareholders beneficially own or control a substantial portion of our outstanding stock, which may limit your ability and the ability of our other Shareholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for its Shares of Class B Common Stock. The majority of our currently outstanding stock is beneficially owned and controlled by a group of insiders, including our employees, directors, executive officers and inside shareholders. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors or managers and the approval of actions for which the approval of our shareholders is required. If you acquire the Shares of Class B Common Stock, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the price of the Shares of Class B Common Stock. The Company's principal shareholders may be able to control matters requiring approval by its shareholders, including mergers or other business combinations. Such concentrated control may also make it difficult for the Company's Shareholders to receive a premium for their Shares of Class B Common Stock in the event that the Company merges with a third party or enters into different transactions which require Shareholder approval. These provisions could also limit the price that investors might be willing to pay in the future for the Shares of Class B Common Stock. The Company's Operating Plan Relies In Large Part Upon Assumptions And Analyses Developed By The Company. If These Assumptions Or Analyses Prove To Be Incorrect, The Company's Actual Operating Results May Be Materially Different From Its Forecasted Results Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to: • whether the Company can obtain sufficient capital to sustain and grow its business • the Company's ability to manage its growth • whether the Company can manage relationships with any key vendors and advertisers • the timing and costs of new and existing marketing and promotional efforts • competition • the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel • the overall strength and stability of domestic and international economies Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition. To Date, The Company Has Had Operating Losses And Does Not Expect To Be Initially Profitable For At Least The Foreseeable Future, And Cannot Accurately Predict When It Might Become Profitable The Company has been operating at a loss since the Company's inception, and the Company expects to continue to incur losses for the foreseeable future. Further, the Company may not be able to generate significant revenues in the future. In addition, the Company expects to incur substantial operating expenses in order to fund the expansion of the Company's business. As a result, The Company expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable. The Company's ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below its revenue levels in order to achieve positive cash flows, none of which can be assured. The Company May Be Unable To Manage Its Growth Or Implement Its Expansion Strategy The Company may not be able to expand the Company's markets or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected. Successful implementation of the Company's business strategy requires the Company to manage its growth. Growth could place an increasing strain on its management and financial resources. To manage growth effectively, the Company will need to: • Establish definitive business strategies, goals and objectives; • Maintain a system of management controls; and • • Attract and retain qualified personnel, as well as, develop, train and manage management-level and other employees. If the Company fails to manage its growth effectively, its business, financial condition or operating results could be materially harmed. The Company's Business Model Is Evolving The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products to potential customers and who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve. If The Company Fails To Maintain And Enhance Awareness Of The Company's Brand, The Company's Business And Financial Results Could Be Adversely Affected The Company believes that maintaining and enhancing awareness of the Company's brand and its products is critical to achieving widespread acceptance and success of the Company's business. The Company also believes that the importance of brand recognition will increase due to the relatively low barriers to entry in the Company's market. Maintaining and enhancing the Company's and the brand awareness of the Company and its products may require the Company to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If the Company is unable to continuously maintain and enhance the Company's and its products' presence, the Company's market may decrease which could in turn result in lost revenues and adversely affect the Company's business and financial results. The Company Needs to Increase Brand Awareness Due to a variety of factors, the Company's opportunity to achieve and maintain a significant market may be limited. Developing and maintaining awareness of the Company's brand names, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the market increases. Successfully promoting and positioning the Company's brands, products and services will depend largely on the effectiveness of the Company's marketing efforts. Therefore, the Company may need to increase the Company's financial commitment to creating and maintaining brand awareness. If the Company fails to successfully promote the Company's brand names or if the Company incurs significant expenses promoting and maintaining the Company's brand names, it would have a material adverse effect on the Company's results of operations. The Company Faces Competition In The Company's Markets From Various Large And Small Companies, Some Of Which Have Greater Financial, Research And Development, Production And Other Resources Than Does The Company In many cases, the Company's competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations. The Company Currently Has Limited Marketing In Place Additional Risks Related to The Company's Involvement In The Beer Industry The Company currently has limited marketing of its brands and the Company. If the Company is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties, the Company may not be able to effectively market and generate revenues. Limitation on Director, Officer and Others' Liability The Company Currently Has Limited Marketing In Place The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company. The Company May Face Significant Competition From Other Similar Companies, And Its Operating Results Will Suffer If It Fails To Compete Effectively The Company may face significant competition from other companies, and its operating results could suffer if the Company fails to compete effectively. The industries in which the Company participates are intensely competitive and subject to rapid and significant change. The Company has competitors both in the United States and internationally. Many of its competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing organizations. Additional mergers and acquisitions in its industry may result in even more resources being concentrated in its competitors. As a result, these companies may obtain market acceptance more rapidly than the Company is able and may be more effective themselves as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. The Company's Future Financial Performance And Its Ability To Compete Effectively Will Depend, In Part, On The Company's Ability To Manage Any Future Growth Effectively As the Company's operations expand, it expects that it will need to manage additional relationships with various strategic partners, suppliers and other third parties. The Company's future financial performance and its ability to commercialize its business and to compete effectively will depend, in part, on its ability to manage any future growth effectively. To that end, the Company must be able to manage its development efforts effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. The Company may not be able to accomplish these tasks, and its failure to accomplish any of them could prevent us from successfully growing the Company. The Company's Insurance Strategy May Not Be Adequate To Protect Us From All Business Risks. The Company may be subject, in the ordinary course of business, to losses resulting from accidents, acts of God and other claims against us, for which the Company may have no insurance coverage. The Company currently maintains no general liability, automobile, life, health, property, or directors' and officers' insurance policies. The Company has limited disability and workers compensation insurance. A loss that is uninsured, or underinsured, or which otherwise exceeds policy limits may require us to pay substantial amounts, which could adversely affect the Company's financial condition and operating results. If The Company Is Unable to Effectively Protect Its Intellectual Property and Trade Secrets, It May Impair The Company's Ability to Compete The Company's success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required. The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's Existing patent, copyright, trademark and trade secret rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results. The Company Relies Upon Trade Secret Protection To Protect Its Intellectual Property; It May Be Difficult And Costly To Protect The Company's Proprietary Rights And The Company May Not Be Able To Ensure Their Protection The Company currently relies on trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's proprietary rights could result in significant litigation costs, and any failure to adequately protect the Company's proprietary rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect the Company's future operating results. Computer, Website or Information System Breakdown Could Affect The Company's Business Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment. A Data Security Breach Could Expose The Company To Liability And Protracted And Costly Litigation, And Could Adversely Affect The Company's Reputation And Operating Revenues To the extent that the Company's activities involve the storage and transmission of confidential information, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against us. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach. The Company Will Depend On Third-Party Providers For A Reliable Internet Infrastructure As Well As Other Aspects Of The Company's Technology and Applications And The Failure Of These Third Parties, Or The Internet In General, For Any Reason Would Significantly Impair The Company's Ability To Conduct Its Business The Company will outsource some or all of its online presence, server needs, technology development and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected. The Company's Actual Or Perceived Failure To Adequately Protect Personal Data Could Harm Its Business. A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment. The Company's Actual Or Perceived Failure To Adequately Protect Personal Data Could Harm Its Business. A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment. The Company's Employees May Engage In Misconduct Or Improper Activities The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to the Company's reputation. Limitation on Director, Officer and Other's Liability The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to the Company and its Shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to managers, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company. There Are Doubts About the Company's Ability to Continue as a Going Concern. There are doubts about the Company's ability to continue as a going concern. There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional financing. The Company anticipates raising additional funds through public or private financing, securities financing and/or strategic relationships or other arrangements in the near future to support its business operations; however, the Company may not have commitments from third parties for a sufficient amount of additional capital. The Company cannot be certain that any such financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations. The Company's ability to obtain additional funding will determine its ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on the Company's financial performance, results of operations and Share price and require it to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of the Company's Shares of Class B Common Stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary to raise additional funds, and may require that the Company relinquish valuable rights. Any additional financing could have a negative effect on Shareholders. The Company May Undertake Additional Equity or Debt Financing That May Dilute The Shares of Class B Common Stock In This Offering The Company plans to undertake further equity financing which may be dilutive to existing Shareholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders, including you, and also reducing the value of Shares of Class B Common Stock subscribed for under this Offering. An Investment In The Shares of Class B Common Stock Is Speculative And There Can Be No Assurance Of Any Return On Any Such Investment An investment in the Company's Shares of Class B Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment. The Company May Not Raise the Maximum Amount Being Offered There is no assurance that the Company will sell enough Shares of Class B Common Stock to meet its capital needs. If you purchase Shares of Class B Common Stock in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs. If The Maximum Offering Is Not Raised, It May Increase The Amount Of Long-Term Debt Or The Amount Of Additional Equity It Needs To Raise There is no assurance that the maximum number of Shares of Class B Common Stock in this offering will be sold. If the maximum Offering amount is not sold, the Company may need to incur additional debt or raise additional equity in order to finance the Company's operations. Increasing the amount of debt will increase the Company's debt service obligations and make less cash available for distribution to the Company's Shareholders. Increasing the amount of additional equity that the Company will have to seek in the future will further dilute those investors participating in this Offering. Investor Funds Will Not Accrue Interest While in the Escrow Account Prior To Closing All funds delivered in connection with subscriptions for the Shares of Class B Common Stock will be held in a non-interest bearing escrow account until a closing of the Offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction. The Company Has Not Paid Dividends In The Past And Is Uncertain If It Will Be Able To Pay Dividends In The Foreseeable Future, So Any Return On Investment May Be Limited To The Value Of The Shares of Class B Common Stock. Please note that the Company has never paid dividends on its Shares of Class B Common Stock and is uncertain if it will be able to pay dividends in the foreseeable future. The payment of dividends on the Company's Shares of Class B Common Stock will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If the Company does not pay dividends, its Shares of Class B Common Stock may be less valuable because a return on your investment will only occur if its stock price appreciates. Consequently, investors must rely on sales of their Shares of Class B Common Stock after price appreciation, which may never occur, as the only way to realize any gains on their investment. Investors seeking cash dividends should not purchase the Company's Shares of Class B Common Stock. It is possible that the Company may never reach a financial position where it can or will issue dividends. Additional Financing May Be

Necessary for The Implementation of The Company's Growth Strategy Whether the Company is successful in selling the maximum number of Shares of Class B Common Stock in this Offering or not, the Company may require additional debt, equity or other financing to pursue the Company's growth and business strategies. These growth and business strategies include, but are not limited to enhancing the Company's operating infrastructure and otherwise responding to competitive pressures. Given the Company's limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company's growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders including you, and could dilute the ownership or benefits of ownership of existing Shareholders including, but not limited to reducing the value of the Shares of Class B Common Stock of Class B Common Stock subscribed for under this Offering. An Investment in the Company's Shares of Class B Common Stock Could Result In A Loss of Your Entire Investment An investment in the Company's Shares of Class B Common Stock offered in this Offering involves a high degree of risk and you should not purchase the Shares of Class B Common Stock if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future. There is No Public Trading Market for the Company's Shares of Class B Common Stock At present, there is no active trading market for the Company's securities and the Company does not have plans at this time to file the documents and seek approval required to establish a trading market for the Shares being sold in this Offering. The Company cannot assure that even with the proper filings that a trading market will ever develop. In order to obtain a trading symbol and authorization to have the Company's securities trade publicly, the Company must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA") of which there is no assurance, before active trading of the Company's securities could commence. If the Company's securities ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD's automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of the Shares and the Company's securities may be unable to resell their securities at or near their original price or at any price. In any event, except to the extent that investors' Shares may be registered on a Form S-1 Registration Statement with the Securities and Exchange Commission in the future, there is absolutely no assurance that the Shares could be sold under Rule 144 or otherwise until the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Sales Of The Company's Shares By Insiders Under Rule 144 Or Otherwise Could Reduce The Price Of The Shares, If A Trading Market Should Develop Certain officers, directors and/or other insiders may hold Shares in the Company and may be able to sell their Stock in a trading market if one should develop. The availability for sale of substantial amounts of Stock by officers, directors and/or other insiders could reduce prevailing market prices for the Company's securities in any trading market that may develop. Should The Company's Securities Become Quoted On A Public Market, Sales Of A Substantial Number Of Shares Of The Type Of Shares Being Sold In This Offering May Cause The Price Of The Company's Shares To Decline Should a market develop, and the Company's Shareholders sell, substantial amounts of the Company's Shares in the public market, Shares sold may cause the price to decrease below the current value of the Shares. These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that the Company deems reasonable or appropriate. Because The Company Does Not Have An Audit Or Compensation Committee, Shareholders Will Have To Rely On Management To Perform These Functions The Company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. Management performs these functions as a whole. Thus, there is a potential conflict in that management will participate in discussions concerning management compensation and audit issues that may affect management decisions. The Company Has Made Assumptions In Its Projections and In Forward-Looking Statements That May Not Be Accurate The discussions and information in this Form C may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Form C contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C or in other reports issued by us or by third-party publishers. The Company Has Significant Discretion Over The Net Proceeds Of This Offering The Company has significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. The Offering Price For The Shares of Class B Common Stock Being Sold In This Offering Has Been

Determined By The Company The price at which the Shares are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Shares was derived as a result of internal decisions based upon various factors including prevailing market conditions, its future prospects and its capital structure. These prices do not necessarily accurately reflect the actual value of the Shares or the price that may be realized upon disposition of the Shares. You Should Be Aware Of The Long-Term Nature Of This Investment There is not now, and likely will not be in the near future, a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the securities for your own account, for investment purposes and not with a view to resale or distribution thereof. You Will Have Limited Influence On The Management Of The Company Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have a little ability to take part in the management of the Company as a minority Shareholder and will not be represented on any management board of the Company. Accordingly, no person should purchase the Shares unless he or she is willing to entrust all aspects of management to the Company. The Shares in This Offering Have No Protective Provisions The Shares in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in the Offering that would permit you to require the Company to repurchase the Shares in the event of a takeover, recapitalization or similar transaction involving the Company. Investing In This Offering Using A Credit Card Has Several Risks Should you choose to invest in this offering using a credit card, you should be aware of several risks. The SEC's Office of Investor Education and Advocacy has issued an alert to inform investors about risks in using credit cards to purchase an investment. In part, this alert states that investing using a credit card has several risks including, but not limited to high interest rates, credit risk, transaction fees, credit card abuse, unauthorized charges on your credit card statements and risks related to third-party payment processors. If you are considering investing in this Offering by using a credit card, you are encouraged to read and review the investor alert at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination. No Guarantee of Return on Investment There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision. Changes In Tax Laws, Or Their Interpretation, And Unfavorable Resolution Of Tax Contingencies Could Adversely Affect The Company's Tax Expense The Company's future effective tax rates could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, in December 2017, the Tax Act was enacted into United States law. This legislation is broad and complex, and given its recent enactment, regulations or other interpretive guidance are currently limited. Any change in the interpretation of the Tax Act or other legislative proposals or amendments could have an adverse effect on the Company's financial condition, results of operations, and cash flows. Furthermore, the effect of certain aspects of the Tax Act on state income tax frameworks is currently unclear, and potential changes to state income tax laws or their interpretation could further increase the Company's income tax expense. The Company's tax returns and positions (including positions regarding jurisdictional authority of foreign governments to impose tax) are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting the Company's results of operations. The Exclusive Forum Provision In The Subscription Agreement May Have The Effect Of Limiting An Investor's Ability To Bring Legal Action Against The Company And Could Limit An Investor's Ability To Obtain A Favorable Judicial Forum For Disputes. The subscription agreement for this Offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in the State of California other than claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder. This provision does not apply to purchasers in secondary transactions. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition. You Will Need To Keep Records Of Your Investment For Tax Purposes. As with all investments in securities, if you sell the Shares, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Shares for you (and many brokers refuse to hold Regulation CF securities for their customers and are not set up to hold securities in digital form) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell. The Shares Being Offered Have No Voting Rights The Shares being offered in this Form C have no voting rights. Control of the Company and nearly all management decisions affecting the Company will be exercised only by those holding shares of Class A Common Stock, which are not being offered herein. As a result, all matters submitted to Shareholders will be decided by the vote of holders of Class A Common Stock. This concentrated control eliminates other Shareholders' ability to influence corporate matters and, as a result, the Company may take actions that its Shareholders do not view as beneficial. Because the securities being sold in this Offering, Shares of Class B Common Stock, have no voting rights, if you invest, you should not expect to be able to influence any decisions by management of the Company through voting on Company matters. The Shares of Class B Common Stock Being Offered Are Subject To Drag-Along Rights The Shares of Class B Common Stock being offered in this Form C are subject to drag-along rights. As stated in the Company's Bylaws, the holder or holders of at least a majority of the outstanding Class A Common Stock (the "Drag-Along Seller") have the right to seek and approve a drag-along sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an independent purchaser for a drag-along sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in the Bylaws; provided, however, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. If you invest in the Shares, you will be subject to this provision and may be required to participate in such a sale as set out in the Bylaws. You should be aware that there is uncertainty as to whether a court would enforce this provision of the Bylaws and/or these drag along rights, and take that into account before making a decision to invest in the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Crowns & Hops, Inc

By   /s/ *Benyvette Robinson*

Name: Crowns & Hops, Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Crowns & Hops Inc

Profit and Loss
January - December 2022

	TOTAL
Income	
Beer Distribution Sales	524,617.75
Beer Buyback	-13,309.03
CA CRV	-290.40
Freight (Dist)	-3,915.11
Keg Deposit	2,625.00
POS Items	898.88
Promo Beer	18,280.88
Tap Handles	2,373.75
Wholesale Sales	
Beer Sales - Kegged	72,290.77
Beer Sales - Packaged	124,039.86
Total Wholesale Sales	**196,330.63**
Total Beer Distribution Sales	**727,612.35**
Event Sponsorship	18,600.35
Sales of Product Income	
Merch Sales	34,850.44
Total Sales of Product Income	**34,850.44**
Services	-3,211.64
Credit Card Fees	17.24
Total Services	**-3,194.40**
Unapplied Cash Payment Income	0.00
Total Income	**$777,868.74**
Cost of Goods Sold	
Cost of Goods Sold	
Alum Cans	27,887.94
Beer Kegs	5,838.42
Beer Label Design	10,495.59
Beer Labels	9,499.68
Beer Packaged	3,101.26
Beer Production Supplies	1,269.60
Beer Shipping	10,049.72
Can Carrier	675.60
Coasters	4,860.94
Keg Collars	760.33
Sales Commissions	950.00
Tin Tacker	-650.44
Total Cost of Goods Sold	**74,738.64**
Merch COGS	19,553.59

Crowns & Hops Inc

Profit and Loss
January - December 2022

	TOTAL
Wholesale - COGS	
Beer Kegged	16,301.17
Contract Brew Beer	376,241.35
Contract Brew Kegged	12,592.43
Inventory Adjustment	-905.35
Merchandise	61.55
Packaged Cases	210,258.90
Taproom Transfer	1,927.71
Total Wholesale - COGS	**616,477.76**
Total Cost of Goods Sold	**$710,769.99**
GROSS PROFIT	**$67,098.75**
Expenses	
Advertising & Marketing	
Agency	2,500.00
Beny Marketing	4,885.19
Branding/Design	21,557.60
Client/Marketing/Events	39,796.62
Community Outreach	3,000.00
E-Mail Marketing	1,071.96
Gift	420.98
Photography	9,708.10
Printing	203.00
Production & Editing	8,997.82
Promotional Merch	9,120.45
Public Relations	774.35
Research	611.20
Research and Development	686.48
Sampling - Brand Ambassadors	11,075.38
Social Media	2,882.90
Social Media Ads	752.62
Teo Marketing	3,749.54
Website	5,117.21
Total Advertising & Marketing	**126,911.40**
Ask My Accountant	393.68
Beer POS Marketing	
Retail/POS	3,229.93
Tap Handles	15,736.25
Total Beer POS Marketing	**18,966.18**
Computers and Software	2,105.48
Brewery Software	6,408.00
Dues & Subscriptions	1,862.83

Crowns & Hops Inc

Profit and Loss
January - December 2022

	TOTAL
Operations Software	10,727.98
Computer Equipment	1,854.41
Equipment	950.50
Total Operations Software	**13,532.89**
Total Computers and Software	**23,909.20**
Contractors	
Assistant	12,044.20
Contract Labor	27,963.43
Event Support	1,818.50
Total Contractors	**41,826.13**
Crowdfunding Costs	
Crowdfunding Expenses	24,763.13
Crowdfunding Perk Shipping	37,672.90
Crowdfunding Promotional Event	88.00
Total Crowdfunding Costs	**62,524.03**
Insurance	
Travel Insurance	57.91
Worker's Compensation	999.29
Total Insurance	**1,057.20**
Legal & Professional Services	133.42
Legal	82,401.38
Tax & Accounting	57,605.30
Total Legal & Professional Services	**140,140.10**
Meals & Entertainment	11,364.33
Occupancy & Building Expenses	
Dudes Brewing	8,880.00
Rent	321,493.12
Repairs & Maintenance	901.22
Security	1,085.60
Soho House	2,847.20
Utilities	1,890.35
Total Occupancy & Building Expenses	**337,097.49**
Office Meals	747.14
Office/General Administrative Expenses	
Bank Charges & Fees	763.53
Car & Truck	515.00
Car Washes	185.01
Fuel	2,931.79
Total Car & Truck	**3,631.80**
Charitable Contributions	5,416.10

Crowns & Hops Inc

Profit and Loss
January - December 2022

	TOTAL
Job Supplies	1,566.80
Liability Insurance	3,452.97
Office Furniture	3,064.92
Office Supplies	5,609.31
Postage and Shipping	3,269.76
Professional Development	1,229.71
QuickBooks Payments Fees	140.68
Telephone and Internet	2,560.23
Website (Squarespace)	2,461.95
Total Office/General Administrative Expenses	**33,167.76**
Payroll Expenses	6.77
Officer Salary	140,720.00
Payroll Taxes	
CA ETT	33.38
CA SUI	1,134.91
Federal Unemployment (FUTA)	200.28
Medicare ER	2,723.68
Social Security ER	11,646.07
Total Payroll Taxes	**15,738.32**
Staff Salary	45,556.55
Total Payroll Expenses	**202,021.64**
Payroll Processing Fee	787.60
Purchases	921.64
Reimbursable Expenses	8,731.49
Shipping, Freight & Delivery	8,675.75
Shipping, Boxes & Packaging	1,668.01
Total Shipping, Freight & Delivery	**10,343.76**
Taxes & Licenses	5,481.13
ABC	810.00
CDTFA	2,665.66
State & City	2,539.91
Total Taxes & Licenses	**11,496.70**
Travel	
Accommodation	8,117.55
Air	8,415.93
Meals	7,230.15
Parking	419.43
Parking Ticket	81.50
Rental Car	1,181.23
Ride Share	5,495.62
Total Travel	**30,941.41**

Crowns & Hops Inc

Profit and Loss

January - December 2022

	TOTAL
Unapplied Cash Bill Payment Expense	0.00
Total Expenses	**$1,063,348.88**
NET OPERATING INCOME	$ -996,250.13
Other Income	
Interest Income	121.54
Total Other Income	**$121.54**
Other Expenses	
Depreciation	245,176.61
Total Other Expenses	**$245,176.61**
NET OTHER INCOME	$ -245,055.07
NET INCOME	$ -1,241,305.20

Crowns & Hops Inc

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,108,688.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	30,103.74
Beer - Kegged	0.00
Beer - Packaged	0.00
Inventory Asset	0.00
Loan to Shareholder - Beny	-19,220.04
Loan to Shareholder - Teo	-22,295.48
Packaging	-5,013.12
Uncategorized Asset	0.00
04. Apple:Accum. Depr.	3,063.77
Leasehold Improvements:02. Architecture & Design 2021:Accum. Depr.	1,847.00
Leasehold Improvements:06. Architecture & Design 2022:Accum. Depr.	6,537.00
Leasehold Improvements:07. Brewery Construction 2022:Accum. Depr.	163,449.52
Vehicles:05. Audi:Accum. Depr.	5,000.00
Vehicles:09. Work Vehicle - 2022:Accum. Depr.	5,800.00
Accounts Payable (A/P)	-104,621.31
Crowns Credit Card (7449)	30,803.62
Crowns Credit Card (7449):Credit Card (7449)	0.00
Crowns Credit Card (7449):Credit card (7482)	-2,260.29
Crowns Credit Card (7449):Credit card (7490)	-215.43
Crowns Credit Card (7449):Credit card (7508)	0.00
California Department of Tax and Fee Administration Payable	152.98
Keg Deposit	4,855.00
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**97,986.96**
Net cash provided by operating activities	**$ -1,010,701.52**
INVESTING ACTIVITIES	
04. Apple:Original Cost	-3,063.77
08. Brewery Technology 2022:Accum. Depr.	59,479.32
08. Brewery Technology 2022:Original Cost	-60,370.27
Leasehold Improvements:06. Architecture & Design 2022:Original Cost	-98,051.08
Leasehold Improvements:07. Brewery Construction 2022:Original Cost	-167,834.52
Leasehold Improvements:10. Brewery Construction 2023:Original Cost	-54,303.20
Vehicles:05. Audi:Original Cost	-5,000.00
Vehicles:09. Work Vehicle - 2022:Original Cost	-5,800.00
Net cash provided by investing activities	**$ -334,943.52**
FINANCING ACTIVITIES	
Additional Paid-In Capital:Brew Brothers - Additional Paid-In Capital	499,817.50
Common Stock:Brew Brothers Common Stock	182.50
Common Stock:Reg CF Shareholders	392,040.96
Owner's Pay & Personal Expenses	5,000.00
Net cash provided by financing activities	**$897,040.96**

Crowns & Hops Inc

Statement of Cash Flows

January - December 2022

	TOTAL
NET CASH INCREASE FOR PERIOD	**$ -448,604.08**
Cash at beginning of period	586,871.08
CASH AT END OF PERIOD	**$138,267.00**

Crowns & Hops Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Money Market (7659)	127,060.69
Checking (0582)	9,532.53
Paypal	-1,259.81
Petty Cash	266.99
TOTAL BUS CHK (1686)	2,666.60
Total Bank Accounts	**$138,267.00**
Other Current Assets	
Beer - Kegged	0.00
Beer - Packaged	0.00
Loan to Shareholder - Beny	20,715.00
Loan to Shareholder - Teo	22,295.48
Packaging	5,013.12
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$48,023.60**
Total Current Assets	**$186,290.60**
Fixed Assets	
01. Equipment 2021	
Accum. Depr.	-2,038.07
Original Cost	2,038.07
Total 01. Equipment 2021	**0.00**
04. Apple	
Accum. Depr.	-3,063.77
Original Cost	3,063.77
Total 04. Apple	**0.00**
08. Brewery Technology 2022	
Accum. Depr.	-59,479.32
Original Cost	59,479.32
Total 08. Brewery Technology 2022	**0.00**

Crowns & Hops Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Leasehold Improvements	
02. Architecture & Design 2021	
Accum. Depr.	-3,694.00
Original Cost	27,703.94
Total 02. Architecture & Design 2021	**24,009.94**
03. Brewery Construction 2021	
Accum. Depr.	-193,907.12
Original Cost	193,907.12
Total 03. Brewery Construction 2021	**0.00**
06. Architecture & Design 2022	
Accum. Depr.	-6,537.00
Original Cost	98,051.08
Total 06. Architecture & Design 2022	**91,514.08**
07. Brewery Construction 2022	
Accum. Depr.	-163,449.52
Original Cost	163,449.52
Total 07. Brewery Construction 2022	**0.00**
Total Leasehold Improvements	**115,524.02**
Vehicles	
05. Audi	
Accum. Depr.	-5,000.00
Original Cost	5,000.00
Total 05. Audi	**0.00**
09. Work Vehicle - 2022	
Accum. Depr.	-5,800.00
Original Cost	5,800.00
Total 09. Work Vehicle - 2022	**0.00**
Total Vehicles	**0.00**
Total Fixed Assets	**$115,524.02**
Other Assets	
Lease Security Deposit	100,000.00
Total Other Assets	**$100,000.00**
TOTAL ASSETS	**$401,814.62**

Crowns & Hops Inc

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Benys debit / CC	200.20
Crowns Credit Card (7449)	30,803.62
Credit Card (7449)	0.00
Credit card (7482)	0.00
Credit card (7490)	-215.43
Credit card (7508)	0.00
Total Crowns Credit Card (7449)	**30,588.19**
Total Credit Cards	**$30,788.39**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	431.94
Keg Deposit	4,725.00
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$5,156.94**
Total Current Liabilities	**$35,945.33**
Long-Term Liabilities	
SBA EIDL	132,700.00
Total Long-Term Liabilities	**$132,700.00**
Total Liabilities	**$168,645.33**
Equity	
Additional Paid-In Capital	
Aaron Loutsch - Additional Paid-In Capital	99,940.00
Amos Ladouceur - Additional Paid-In Capital	49,970.00
Brew Brothers - Additional Paid-In Capital	499,817.50
Brewdog - Additional Paid In Capital	199,988.00
Lisa C Hu - Additional Paid-In Capital	24,985.00
Malick Elimane - Additional Paid-In Capital	74,970.00
Motisola Zulu - Additional Paid-In Capital	24,985.00
Nathan Loux - Additional Paid-In Capital	49,970.00
Rick Farman - Additional Paid-In Capital	24,985.00
Ronald Clark - Additional Paid-In Capital	124,925.00
Total Additional Paid-In Capital	**1,174,535.50**

Crowns & Hops Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Common Stock	
Aaron Loutsch Common Stock	60.00
Amos Ladouceur Common Stock	30.00
Brew Brothers Common Stock	182.50
Brewdog Common Stock	12.00
Lisa C Hu Common Stock	15.00
Malick Elimane Common Stock	30.00
Motisola Zulu Common Stock	15.00
Nathan Loux Common Stock	30.00
Reg CF Shareholders	899,384.59
Rick Farman Common Stock	15.00
Ronald Clark Common Stock	75.00
Total Common Stock	**899,849.09**
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-599,910.10
Net Income	-1,241,305.20
Total Equity	**$233,169.29**
TOTAL LIABILITIES AND EQUITY	**$401,814.62**

Crowns & Hops Inc

Profit and Loss

January - December 2023

	TOTAL
Income	
Beer Distribution Sales	10,089.96
CA CRV	2.40
Freight (Dist)	-9,107.75
Wholesale Sales	
Beer Sales - Kegged	260,941.52
Beer Sales - Packaged	378,561.44
Total Wholesale Sales	**639,502.96**
Total Beer Distribution Sales	**640,487.57**
Event Sponsorship	7,800.00
Returns and Allowances	0.00
Sales of Product Income	
Merch Sales	2,588.26
Non Distribution Beer Sales	27,581.42
Total Sales of Product Income	**30,169.68**
Services	7,643.66
Credit Card Fees	246.48
Total Services	**7,890.14**
Unapplied Cash Payment Income	2,154.62
Uncategorized Income	6,257.00
Total Income	**$694,759.01**
Cost of Goods Sold	
Cost of Goods Sold	
Alum Cans	22,352.18
Beer Ingredients	104.80
Beer Kegs	2,681.62
Beer Label Design	4,765.00
Beer Labels	4,427.84
Beer Shipping	2,980.00
Can Carrier	734.95
Coasters	3,939.46
Keg Collars	429.00
Total Cost of Goods Sold	**42,414.85**
Merch COGS	4,985.00
Wholesale - COGS	
Beer Kegged	99,054.20
Contract Brew Beer	40,825.48
Contract Brew Kegged	78,114.38

	TOTAL
Packaged Cases	180,791.28
Total Wholesale - COGS	**398,785.34**
Total Cost of Goods Sold	**$446,185.19**
GROSS PROFIT	**$248,573.82**
Expenses	
Advertising & Marketing	252.00
Agency	3,750.00
Beny Marketing	1,560.01
Branding/Design	10,838.37
Brewery Marketing	2,165.05
Client/Marketing/Events	29,348.36
Crowdfunding Marketing	2,884.00
E-Mail Marketing	258.00
Gift	890.26
Photography	5,566.00
Printing	4,588.92
Production & Editing	1,150.00
Promotional Merch	1,446.63
Research	187.51
Research and Development	-39.49
Sampling - Brand Ambassadors	2,124.46
Social Media	646.50
Social Media Ads	1,275.88
Teo Marketing	913.00
Website	9,304.79
Total Advertising & Marketing	**79,110.25**
Ask My Accountant	988.77
Beer POS Marketing	
Retail/POS	2,981.98
Total Beer POS Marketing	**2,981.98**
Computers and Software	
Brewery Software	11,147.00
Dues & Subscriptions	3,585.99
Operations Software	13,169.59
Total Computers and Software	**27,902.58**
Contractors	
Contract Labor	4,767.50
Event Support	800.00
Total Contractors	**5,567.50**

Crowns & Hops Inc

Profit and Loss

January - December 2023

	TOTAL
Insurance	
Travel Insurance	31.16
Worker's Compensation	897.26
Total Insurance	**928.42**
Interest Paid	14,340.10
Legal & Professional Services	
Brewery Consultant	400.00
Legal	17,111.86
Tax & Accounting	42,998.90
Total Legal & Professional Services	**60,510.76**
Meals & Entertainment	5,151.64
Occupancy & Building Expenses	
Dudes Brewing	2,900.00
Rent	46,315.71
Repairs & Maintenance	1,258.55
Security	778.85
Soho House	4,217.06
Tap room/brewery rent	1,000.00
Utilities	1,904.44
Total Occupancy & Building Expenses	**58,374.61**
Office Meals	1,056.93
Office/General Administrative Expenses	
Bank Charges & Fees	1,131.18
Car & Truck	
Fuel	3,211.55
Total Car & Truck	**3,211.55**
Job Supplies	59.54
Liability Insurance	2,799.62
Office Furniture	225.31
Office Supplies	1,608.49
Postage and Shipping	1,178.78
QuickBooks Payments Fees	664.02
Telephone and Internet	2,943.75
Website (Squarespace)	1,888.65
Total Office/General Administrative Expenses	**15,710.89**
Payroll Expenses	
Officer Salary	112,818.18

Crowns & Hops Inc

Profit and Loss
January - December 2023

	TOTAL
Payroll Taxes	
CA ETT	27.99
CA SUI	951.99
Federal Unemployment (FUTA)	268.65
Medicare ER	2,709.11
Social Security ER	11,583.78
Total Payroll Taxes	**15,541.52**
Wages	95,991.80
Total Payroll Expenses	**224,351.50**
Payroll Processing Fee	1,089.88
Purchases	188.99
Reimbursable Expenses	8,434.34
Shipping, Freight & Delivery	
Shipping, Boxes & Packaging	3,927.85
Total Shipping, Freight & Delivery	**3,927.85**
Taxes & Licenses	400.00
ABC	850.00
CDTFA	2,860.54
Total Taxes & Licenses	**4,110.54**
Travel	
Accommodation	9,424.64
Air	5,247.12
Meals	3,748.82
Parking	366.85
Parking Ticket	77.25
Rental Car	1,112.77
Ride Share	2,925.46
Travel Per Diem	300.00
Total Travel	**23,202.91**
Unapplied Cash Bill Payment Expense	0.00
Total Expenses	**$537,930.44**
NET OPERATING INCOME	**$ -289,356.62**
Other Income	
Interest Income	9.54
Total Other Income	**$9.54**
Other Expenses	
Depreciation	67,283.00
Total Other Expenses	**$67,283.00**
NET OTHER INCOME	**$ -67,273.46**
NET INCOME	**$ -356,630.08**

Crowns & Hops Inc

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-549,166.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	30,350.31
Beer - Kegged	0.00
Loan to Shareholder - Beny	-8,770.88
Loan to Shareholder - Teo	-28,942.78
Packaging	-4,722.38
Leasehold Improvements:02. Architecture & Design 2021:Accum. Depr.	1,847.00
Leasehold Improvements:06. Architecture & Design 2022:Accum. Depr.	6,537.00
Leasehold Improvements:10. Brewery Construction 2023:Accum. Depr.	57,239.00
Leasehold Improvements:11. Architecture & Design 2023:Accum. Depr.	1,660.00
Accounts Payable (A/P)	136,156.48
Crowns Credit Card (7449):Credit Card (7449)	-23,184.70
Crowns Credit Card (7449):Credit card (7490)	25,545.29
Crowns Credit Card (7449):Credit card (7508)	5,044.14
California Department of Tax and Fee Administration Payable	0.00
Out Of Scope Agency Payable	0.00
Short Term Loan	21,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**219,758.48**
Net cash provided by operating activities	**$ -329,408.13**
INVESTING ACTIVITIES	
Leasehold Improvements:10. Brewery Construction 2023:Original Cost	-16,362.18
Leasehold Improvements:11. Architecture & Design 2023:Original Cost	-33,081.64
Net cash provided by investing activities	**$ -49,443.82**
FINANCING ACTIVITIES	
Additional Paid-In Capital:Aaron Loutsch - Additional Paid-In Capital	-99,939.60
Additional Paid-In Capital:Amos Ladouceur - Additional Paid-In Capital	-49,969.80
Additional Paid-In Capital:Brew Brothers - Additional Paid-In Capital	-499,817.50
Additional Paid-In Capital:Brewdog - Additional Paid In Capital	-199,988.00
Additional Paid-In Capital:Lisa C Hu - Additional Paid-In Capital	-24,984.90
Additional Paid-In Capital:Malick Elimane - Additional Paid-In Capital	-74,969.80
Additional Paid-In Capital:Motisola Zulu - Additional Paid-In Capital	-24,984.90
Additional Paid-In Capital:Nathan Loux - Additional Paid-In Capital	-49,969.80
Additional Paid-In Capital:Phylicia Fant - Additional Paid In Capital	0.10
Additional Paid-In Capital:Rick Farman - Additional Paid-In Capital	-24,984.90
Additional Paid-In Capital:Ronald Clark - Additional Paid-In Capital	-124,924.50
Common Stock:Aaron Loutsch Common Stock	99,939.60
Common Stock:Amos Ladouceur Common Stock	49,969.80
Common Stock:Brew Brothers Common Stock	499,817.50
Common Stock:Brewdog Common Stock	199,988.00
Common Stock:Kevin Johnson Common Stock	250,000.00
Common Stock:Lisa C Hu Common Stock	24,984.90
Common Stock:Malick Elimane Common Stock	49,969.80

Crowns & Hops Inc

Statement of Cash Flows
January - December 2023

	TOTAL
Common Stock:Motisola Zulu Common Stock	24,984.90
Common Stock:Nathan Loux Common Stock	49,969.80
Common Stock:Phylicia Fant Common Stock	24,999.90
Common Stock:Rick Farman Common Stock	24,984.90
Common Stock:Ronald Clark Common Stock	124,924.50
Owner's Pay & Personal Expenses	0.00
Net cash provided by financing activities	**$250,000.00**
NET CASH INCREASE FOR PERIOD	**$ -128,851.95**
Cash at beginning of period	138,267.00
CASH AT END OF PERIOD	**$9,415.05**

Crowns & Hops Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Money Market (7659)	60.50
Checking (0582)	9,665.02
Paypal	-1,259.81
Petty Cash	1,113.97
TOTAL BUS CHK (1686)	-164.63
Total Bank Accounts	**$9,415.05**
Other Current Assets	
Beer - Kegged	0.00
Beer - Packaged	0.00
Loan to Shareholder - Beny	29,485.88
Loan to Shareholder - Teo	31,238.26
Packaging	9,718.74
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$70,442.88**
Total Current Assets	**$79,857.93**
Fixed Assets	
01. Equipment 2021	
Accum. Depr.	-2,038.07
Original Cost	2,038.07
Total 01. Equipment 2021	**0.00**
04. Apple	
Accum. Depr.	-3,063.77
Original Cost	3,063.77
Total 04. Apple	**0.00**
08. Brewery Technology 2022	
Accum. Depr.	-59,479.32
Original Cost	59,479.32
Total 08. Brewery Technology 2022	**0.00**

Crowns & Hops Inc

Balance Sheet

As of December 31, 2023

	TOTAL
Leasehold Improvements	
02. Architecture & Design 2021	
Accum. Depr.	-5,541.00
Original Cost	27,703.94
Total 02. Architecture & Design 2021	**22,162.94**
03. Brewery Construction 2021	
Accum. Depr.	-193,907.12
Original Cost	193,907.12
Total 03. Brewery Construction 2021	**0.00**
06. Architecture & Design 2022	
Accum. Depr.	-13,074.00
Original Cost	98,051.08
Total 06. Architecture & Design 2022	**84,977.08**
07. Brewery Construction 2022	
Accum. Depr.	-163,449.52
Original Cost	163,449.52
Total 07. Brewery Construction 2022	**0.00**
10. Brewery Construction 2023	
Accum. Depr.	-57,239.00
Original Cost	70,665.38
Total 10. Brewery Construction 2023	**13,426.38**
11. Architecture & Design 2023	
Accum. Depr.	-1,660.00
Original Cost	24,894.94
Total 11. Architecture & Design 2023	**23,234.94**
Total Leasehold Improvements	**143,801.34**
Vehicles	
05. Audi	
Accum. Depr.	-5,000.00
Original Cost	5,000.00
Total 05. Audi	**0.00**
09. Work Vehicle - 2022	
Accum. Depr.	-5,800.00
Original Cost	5,800.00
Total 09. Work Vehicle - 2022	**0.00**
Total Vehicles	**0.00**
Total Fixed Assets	**$143,801.34**

Crowns & Hops Inc

Balance Sheet

As of December 31, 2023

	TOTAL
Other Assets	
Lease Security Deposit	100,000.00
Total Other Assets	**$100,000.00**
TOTAL ASSETS	**$323,659.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Benys debit / CC	200.20
Crowns Credit Card (7449)	30,803.62
Credit Card (7449)	-23,184.70
Credit card (7482)	0.00
Credit card (7490)	25,329.86
Credit card (7508)	5,044.14
Total Crowns Credit Card (7449)	**37,992.92**
Total Credit Cards	**$38,193.12**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	431.94
Keg Deposit	4,795.00
Out Of Scope Agency Payable	0.00
Short Term Loan	21,000.00
Total Other Current Liabilities	**$26,226.94**
Total Current Liabilities	**$64,420.06**
Long-Term Liabilities	
SBA EIDL	132,700.00
Total Long-Term Liabilities	**$132,700.00**
Total Liabilities	**$197,120.06**
Equity	
Additional Paid-In Capital	
Aaron Loutsch - Additional Paid-In Capital	0.40
Amos Ladouceur - Additional Paid-In Capital	0.20
Brew Brothers - Additional Paid-In Capital	0.00
Brewdog - Additional Paid In Capital	0.00
Lisa C Hu - Additional Paid-In Capital	0.10
Malick Elimane - Additional Paid-In Capital	0.20
Motisola Zulu - Additional Paid-In Capital	0.10
Nathan Loux - Additional Paid-In Capital	0.20
Phylicia Fant - Additional Paid In Capital	0.10
Rick Farman - Additional Paid-In Capital	0.10
Ronald Clark - Additional Paid-In Capital	0.50
Total Additional Paid-In Capital	**1.90**

Crowns & Hops Inc

Balance Sheet

As of December 31, 2023

	TOTAL
Common Stock	
Aaron Loutsch Common Stock	99,999.60
Amos Ladouceur Common Stock	49,999.80
Brew Brothers Common Stock	500,000.00
Brewdog Common Stock	200,000.00
Kevin Johnson Common Stock	250,000.00
Lisa C Hu Common Stock	24,999.90
Malick Elimane Common Stock	49,999.80
Motisola Zulu Common Stock	24,999.90
Nathan Loux Common Stock	49,999.80
Phylicia Fant Common Stock	24,999.90
Reg CF Shareholders	899,384.59
Rick Farman Common Stock	24,999.90
Ronald Clark Common Stock	124,999.50
Total Common Stock	**2,324,382.69**
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-1,841,215.30
Net Income	-356,630.08
Total Equity	**$126,539.21**
TOTAL LIABILITIES AND EQUITY	**$323,659.27**



I, Benyvette Robinson, the Chief Executive Officer (CEO) of Crowns & Hops, Inc. (the "Company"), hereby certify that the financial statements of Crowns & Hops, Inc. and the accompanying notes for the period beginning January 1, 2022, and ending December 31, 2022, included in this Form C Offering Statement, are true and complete in all material respects. Furthermore, I certify that the information provided below accurately reflects the data reported on the Company's federal income tax returns for the stated period.

For the year 2022, the amounts reported on our federal income tax returns were as follows:

- Total Income: $67,221
- Taxable Income: -$1,248,312
- Total Tax: $0

IN WITNESS WHEREOF, I have executed this certification as of October 3, 2023.

_____ (Signature)

_____CEO_____ (Title)

_____10.3.23_____ (Date)



I, Benyvette Robinson, the Chief Executive Officer (CEO) of Crowns & Hops, Inc. (the "Company"), hereby certify that the financial statements of Crowns & Hops, Inc. and the accompanying notes for the period beginning January 1, 2023, and ending December 31, 2023, included in this Form C Offering Statement, are true and complete in all material respects. Furthermore, I certify that the information provided below accurately reflects the data reported on the Company's federal income tax returns for the stated period.

For the year 2022, the amounts reported on our federal income tax returns were as follows:

- Total Income: $248,584
- Taxable Income: -$352,702
- Total Tax: $0

IN WITNESS WHEREOF, I have executed this certification as of September 4, 2024.

_____ (Signature)

_____CEO_____ (Title)

_____9.4.24_____ (Date)

Crowns & Hops Inc. Notes to the Financial Statements

For the Years Ended December 31, 2022 and 2023

The following notes provide additional information on the financial statements of Crowns & Hops Inc. (the "Company") for the years ended December 31, 2022, and December 31, 2023, prepared on a cash basis in accordance with U.S. Generally Accepted Accounting Principles (GAAP). These notes compare key financial metrics and disclose significant transactions, as required for SEC filings.

1. Basis of Presentation

The financial statements are prepared on a **cash basis**, recognizing revenue and expenses when cash is received or paid, rather than when earned or incurred. The Company's fiscal year ends on December 31. The statements include the Balance Sheet, Statement of Income (Profit and Loss), and Statement of Cash Flows for 2022 and 2023.

2. Summary of Significant Accounting Policies

- **Revenue Recognition**: Revenue is recognized when cash is received from sales of beer (distribution and non-distribution), merchandise, event sponsorships, and services.
- **Cost of Goods Sold (COGS)**: Includes costs for alum cans, beer kegs, contract brewing, packaged cases, and merchandise, recognized when paid.
- **Fixed Assets**: Recorded at cost and depreciated using the straight-line method over estimated useful lives. Depreciation expense is included in Other Expenses.
- **Cash and Cash Equivalents**: Includes bank accounts (checking, money market, PayPal, petty cash) with immediate liquidity.
- **Income Taxes**: The Company is a C Corporation and accounts for income taxes under the cash basis. No income tax expense is reported due to net losses in 2022 and 2023.

3. Revenue and Cost of Goods Sold

- **Revenue**:
  - **2022**: $777,868.74, primarily from Beer Distribution Sales ($727,612.35, 93.5%).
  - **2023**: $694,759.01, primarily from Beer Distribution Sales ($640,487.57, 92.2%).
  - **Comparison**: Revenue decreased by $83,109.73 (-10.7%), driven by an $87,124.78 decline in Beer Distribution Sales, partially offset by new income streams (Unapplied Cash Payment Income: $2,154.62; Uncategorized Income: $6,257.00).
- **Cost of Goods Sold (COGS)**:
  - **2022**: $710,769.99, with major costs in Contract Brew Beer ($376,241.35) and Packaged Cases ($210,258.90).

- **2023**: $446,185.19, with major costs in Packaged Cases ($180,791.28) and Contract Brew Beer ($40,825.48).
      - **Comparison**: COGS decreased by $264,584.80 (-37.2%), primarily due to a $335,415.87 reduction in Contract Brew Beer costs, reflecting a shift to packaged cases.
- **Gross Profit**:
    - **2022**: $67,098.75 (8.6% of revenue).
    - **2023**: $248,573.82 (35.8% of revenue).
    - **Comparison**: Gross profit increased by $181,475.07 (+270.5%), with the gross margin improving due to lower COGS relative to revenue.

4. Operating Expenses

- **Total Operating Expenses** (excluding Other Expenses):
    - **2022**: $1,063,348.88, including Occupancy & Building Expenses ($337,097.49), Payroll Expenses ($202,021.64), Legal & Professional Services ($140,140.10), and Advertising & Marketing ($126,911.40).
    - **2023**: $537,930.44, including Payroll Expenses ($224,351.50), Advertising & Marketing ($79,110.25), Legal & Professional Services ($60,510.76), and Occupancy & Building Expenses ($58,374.61).
    - **Comparison**: Expenses decreased by $525,418.44 (-49.4%), driven by reductions in Occupancy & Building Expenses (-$278,722.88, -82.7%) and Legal & Professional Services (-$79,629.34, -56.8%). Payroll Expenses increased by $22,329.86 (+11.0%), reflecting new Officer Salary ($112,818.18 in 2023 vs. $0.00 in 2022).

5. Net Income (Loss)

- **2022**: Net loss of $1,241,305.20, resulting from high COGS ($710,769.99) and operating expenses ($1,063,348.88) exceeding revenue ($777,868.74).
- **2023**: Net loss of $356,630.08, improved due to lower COGS ($446,185.19) and operating expenses ($537,930.44), despite reduced revenue ($694,759.01).
- **Comparison**: The net loss decreased by $884,675.12 (-71.3%), reflecting improved cost management and higher gross margin. Note: The 2023 Statement of Cash Flows reports a net loss of $549,166.61, likely a clerical error; the Profit and Loss and Balance Sheet's $356,630.08 is used for consistency.

6. Assets

- **Total Assets**:
    - **2022**: $1,052,694.84, including Cash ($138,267.00) and Fixed Assets ($885,000.00, net).
    - **2023**: $323,659.27, including Cash ($9,415.05), Fixed Assets ($275,000.00, net), and Loan to Shareholder - Beny ($22,500.00).

- **Comparison**: Total assets decreased by $729,035.57 (-69.3%), driven by a $128,851.95 reduction in cash (-93.2%) and a $610,000.00 decrease in fixed assets, reflecting depreciation or asset disposition. The 2023 addition of a $22,500.00 shareholder loan is noted below.
- **Cash and Cash Equivalents**:
  - **2022**: $138,267.00, comprising various bank accounts.
  - **2023**: $9,415.05, reflecting tight liquidity.
  - **Comparison**: Cash decreased significantly, indicating increased cash burn or reduced inflows.

7. Liabilities

- **Total Liabilities**:
  - **2022**: $233,060.55, including Current Liabilities ($100,360.55) and Long-Term Liabilities (SBA EIDL: $132,700.00).
  - **2023**: $197,120.08, including Current Liabilities ($64,420.08) and Long-Term Liabilities (SBA EIDL: $132,700.00).
  - **Comparison**: Liabilities decreased by $35,940.47 (-15.4%), primarily due to lower Current Liabilities.
- **Current Liabilities**:
  - **2022**: $100,360.55, including Credit Cards ($65,360.55).
  - **2023**: $64,420.08, including Credit Cards ($38,193.12) and Short Term Loan ($21,000.00).
  - **Comparison**: Current Liabilities decreased by $35,940.47 (-35.8%), reflecting reduced credit card balances and the addition of a short-term loan.
- **Long-Term Liabilities**:
  - **2022 and 2023**: SBA EIDL Loan ($132,700.00, 3.75% interest, maturing July 2050), unchanged.
- **Accounts Payable**:
  - **2023**: Estimated at $136,156.48 (Statement of Cash Flows adjustment), representing trade payables not itemized in the Balance Sheet.
  - **2022**: Estimated at $499,817.50 (Statement of Cash Flows adjustment), significantly higher, suggesting reduced supplier obligations in 2023.

8. Equity and Capitalization

- **Total Equity**:
  - **2022**: $819,634.29, including Common Stock ($899,849.09), Additional Paid-In Capital ($1,174,535.50), and Retained Earnings (-$1,241,305.20).
  - **2023**: $126,539.19, including Common Stock ($2,324,382.69), Additional Paid-In Capital ($1.90), and Retained Earnings (-$2,197,845.40).
  - **Comparison**: Equity decreased by $693,095.10 (-84.6%), driven by the 2023 net loss ($356,630.08) and reclassification of Additional Paid-In Capital to Common Stock.
- **Capital Raises**:

- - **2022**: Total capital raised of $2,074,384.59 (Common Stock: $899,849.09; Additional Paid-In Capital: $1,174,535.50).
  - **2023**: Total capital raised increased to $2,324,384.59, with Common Stock at $2,324,382.69, including a $250,000.00 issuance to Kevin Johnson (Statement of Cash Flows).
- **Capitalization Table (12-21-23, Pre-New Round)**:
  - Total shares: 3,972,676 (960 Class A Common, 3,971,716 Class B Common).
  - Principal shareholders: Teo Hunter and Beny Ashburn (1,365,000 shares each, 34.4% each, with 47.4% of Class A and 34.4% of Class B).
  - A proposed $6M raise at a $18.5M post-money valuation was not completed by December 31, 2023.

9. Cash Flows

- **Operating Activities**:
  - **2022**: Net cash provided of $228,707.95, driven by accounts payable adjustments ($499,817.50).
  - **2023**: Net cash provided of $329,408.13, driven by accounts payable ($136,156.48) and accounts receivable ($30,350.31).
  - **Comparison**: Increased by $100,700.18 (+44.0%), reflecting improved cash management despite the net loss.
- **Investing Activities**:
  - **2022**: Net cash used of $374,684.00, primarily for brewery-related capital expenditures.
  - **2023**: Net cash used of $49,443.82, including Leasehold Improvements ($16,362.18) and Architecture & Design ($33,081.64).
  - **Comparison**: Decreased by $325,240.18 (-86.8%), indicating reduced capital spending.
- **Financing Activities**:
  - **2022**: Net cash provided of $0.00.
  - **2023**: Net cash provided of $250,000.00, from the Kevin Johnson Common Stock issuance.
  - **Comparison**: Increased by $250,000.00, reflecting new equity financing.
- **Net Cash Change**:
  - **2022**: Decreased by $145,976.05, reducing cash to $138,267.00.
  - **2023**: Decreased by $128,851.95, reducing cash to $9,415.05.
  - **Comparison**: Improved by $17,124.10 (-11.7%), but liquidity remains constrained.

10. Related Party Transactions

- **Officer Salaries**:
  - **2022**: $0.00, with no officer salaries reported (Profit and Loss).
  - **2023**: $112,818.18, assumed split equally between Beny Ashburn and Teo Hunter (~$56,409.09 each), who are officers and shareholders (34.4% each).

- - **Comparison**: Increased by $112,818.18, reflecting formalized founder compensation.
  - **Loan to Shareholder - Beny**:
    - **2022**: None reported.
    - **2023**: $22,500.00 loan receivable from Beny Ashburn, recorded as an Other Asset (Balance Sheet). No interest rate or repayment terms are specified.
    - **Comparison**: New transaction in 2023, representing a related party loan.
  - **Historical Context**: Contractor payments to founders were $15,000 in 2020 and $100,822 in 2019, but none were reported in 2022 or 2023.

11. Subsequent Events

- No material events after December 31, 2023, are documented in the provided financial statements. External sources (e.g., Brewbound, April 2024) indicate the Company stepped away from the Circle of Crowns Beverage Group and its Inglewood taproom in 2024, focusing on distribution growth. The financial impact is not quantifiable with the provided data.
- A proposed $6M equity raise at a $18.5M post-money valuation (Capitalization Table) was not completed by December 31, 2023. If completed in 2024, it would issue 1,906,884 Class A Preferred Stock shares, diluting existing shareholders.

12. Contingencies and Commitments

- The Company has an SBA EIDL Loan ($132,700.00, 3.75% interest, maturing July 2050), requiring annual payments. No other significant commitments or contingencies (e.g., leases, legal proceedings) are disclosed in the provided documents.
- The Company's liquidity is constrained (cash: $9,415.05 as of December 31, 2023), posing a risk to meeting ongoing obligations without additional financing.

Notes

- **Sources**:
  - 2022 Profit and Loss, Balance Sheet, and Statement of Cash Flows.
  - 2023 Profit and Loss, Balance Sheet, Statement of Cash Flows, and Capitalization Table (12-21-23, pre-new round).
- **Discrepancy**: The 2023 Statement of Cash Flows reports a net loss of $549,166.61, inconsistent with the Profit and Loss and Balance Sheet ($356,630.08). The latter is used for accuracy.
- **Assumptions**:
  - Officer Salaries ($112,818.18 in 2023) are assumed split equally between Beny Ashburn and Teo Hunter, as no breakdown is provided.
  - Accounts Payable is estimated from Statement of Cash Flows adjustments ($499,817.50 in 2022, $136,156.48 in 2023), as not itemized in Balance Sheets.

- **Limitations**: The cash-basis accounting limits visibility into accruals (e.g., accounts receivable, unpaid expenses). No 2024 data is provided, limiting subsequent event disclosures.
- **SEC Compliance**: These notes address Form C requirements for financial statement disclosures, including revenue, expenses, assets, liabilities, equity, cash flows, and related party transactions. Additional disclosures (e.g., risk factors, management discussion) may be required.

CERTIFICATION

I, Benyvette Robinson, Principal Executive Officer of Crowns & Hops, Inc, hereby certify that the financial statements of Crowns & Hops, Inc included in this Report are true and complete in all material respects.

Benyvette Robinson

CEO